

Mail Stop 7010

January 12, 2007

Alan Chesick, Esq.
General Counsel
Fortress Investment Group LLC
1345 Avenue of the Americas, 46th floor
New York, NY 10105

Re: **Fortress Investment Group LLC**
         Amendment No. 1 to Registration Statement on Form S-1
         Filed on December 21, 2006
         File No. 333-138514

Dear Mr. Chesick:

We have reviewed your filing and have the following comments.

General

1.   Please list all of the Operating Entities and all of the Fortress Funds and explain which
       Fortress Funds each Operating Entity advises. Please describe Fortress Investment
       Group LLC's stake in each Fortress Fund. Please also explain in more detail the holdings
       of Principal Holdings.

2.   Please provide the information needed to conduct an analysis under section 3(a)(1)(C) of
       the Investment Company Act for each of Fortress Investment Group LLC, FIG Corp.,
       FIG Asset Co. LLC , and the Operating Entities and Principal Holdings, prior to, and
       giving effect to, the proposed transaction. In particular, list all assets held by each entity
       and the value you assign to each:

       •   It appears that you are assigning a value of $495.7 million to Fortress Investment
           Group LLC's investments in and unfunded commitments to the Fortress Funds.
           Please identify and explain the interests in the Fortress Funds whereby Fortress
           Investment Group LLC has those investments. For instance, please explain if
           they are general partnership or limited partnership interests, and the values of
           those investments. These numbers may become relevant to the issues discussed
           in comment 3 below.

       •   In your response to comment 3 in our letter dated December 8, 2006, you
           indicate that "the primary assets of each Operating Entity will be investment
           management contracts with, and general partner and managing member interests

in, the Fortress Funds." Please explain how each Operating Entity accounts for the investment management contracts for purposes of comment 2 above. Specifically, please explain whether you consider the investment management contracts to be assets, and, if so, why. Please also indicate the value of each investment management contract.

3.   Please provide a more thorough analysis of why the investments in the Fortress Funds are not investment securities. In particular, please explain whether a general partnership or managing member interest in a securities investment partnership, as opposed to an operating partnership (widgets), would be an investment security. As general partner, you indicate that FIG Corp and/or FIG Asset Co. LLC would have control and voting power over the Fortress Fund assets. Do the Operating Entities and Principal Holdings make contributions to the capital of the Fortress Funds in connection with or apart from the general partner and managing member interests? What are the values with regard to each Fortress Fund?

4.   Please explain whether the offering by Fortress Investment Group LLC should be considered an indirect offering of the Fortress Funds. In this context, please address rule 140 under the Securities Act as well as section 48(a) of the Investment Company Act as applied to the registration requirements for investment companies.

5.   Please disclose the information set forth in the last paragraph of your response to comment 12 in our letter dated December 8, 2006.

Prospectus Summary, page 1

Our Company, page 1

6.   In the first bullet-point on page 1, please clarify, if true, that the Fortress Operating Group has a single class of membership interests. In other words, clarify whether the profit sharing membership interests are the same for the public and the principals and their affiliates.

7.   In the second bullet-point, please briefly disclose Nomura's demand registration rights. Also clarify in the fourth bullet-point that 10% of the Fortress Operating Group will be held by the public investors.

8.   As requested in comment 17 in our letter dated December 8, 2006, in the second bullet point under Competitive Strengths, explain in greater detail what you mean by the net asset value of Fortress's principal investment in, "and the amount of our unfunded commitments to," our funds was approximately $495.7 million.

Distributions to the Principals Prior to this Offering, page 4

9. Clarify whether principals will receive distributions from fees going forward. Disclose whether or not these will flow through to class A shareholders also.

Structure and Formation of Our Company, page 7

10. Please quantify in footnote (5) to the chart the effect of the grants under the equity incentive plan and the exercise of the over-allotment option.

Shareholders Agreement, page 16

11. As requested in comment 38 in our letter dated December 8, 2006, disclose that you will be considered a "controlled" company under the New York Stock Exchange rules and what that means with respect to your compliance with the corporate governance rules relating to independent directors and board committees. We would not object if you provided the disclosure in your response in the prospectus.

Nomura Transaction, page 18

12. We note that Nomura is purchasing Fortress Class A shares for $888 million, representing 15% of Fortress Operating Group units. In addition to the cash payment, Nomura will also develop a strategy to market and sell Fortress' investment products. Finally, we note that you intend to declare a dividend to Nomura in 2007. Please disclose the following:

- The per share purchase price by Nomura for your Class A shares.
- The per share dividend amount.
- Whether a portion of the Class A shares purchase price is being allocated to the marketing and selling portion of the securities purchase agreement. If not, please disclose how you arrived at the purchase price by Nomura in consideration of your IPO price range and the dividend per share to be issued in 2007 to Nomura prior to the IPO.
- The consequences if Nomura does not or is unable to fulfill its agreement to market and sell your investment products.

The Offering, page 20

13. We note your response to comment 46 in our letter dated December 8, 2006; however, your disclosure relating to use of proceeds is still vague. Please describe in greater detail how you intend to expand your business and create new products.

Summary of Historical Combined Financial Information, page 24

14.   We note your response to comment 52 in our letter dated December 8, 2006 in addition to your revised disclosure. As you note, the presentation of total distributable earnings is a non-GAAP measure that is being presented as an operating performance measure. It remains unclear how you determined it is appropriate to present this measure given the following:

   - Appears to violate Item 10(e)(1)(ii)(B) of Regulation S-K as all of the adjustments appear to relate to more than one fiscal year (i.e., are recurring in nature).
   - Question 8 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" notes that it would likely be permissible to adjust earnings for recurring items if you believe it is probable that the recurring item will disappear or become immaterial within a near-term finite period. It does not appear that the recurring items will disappear or become immaterial in the near future.

As such, please either remove your presentation of total distributable earnings, or provide us with a comprehensive explanation as to how this measure does not violate Item 10(e)(1)(ii)(B) of Regulation S-K. If you can demonstrate how this measure does not violate Item 10(e)(1ii)(B), please provide disclosures that fully address each of the items noted in Question 8 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" when you first present the non-GAAP measure. Additionally,

   - It is unclear to us how the adjustment amounts were derived. In critical accounting policies you only discuss how you estimate the reserve to apply to incentive income you received in cash but have not recognized for GAAP purposes. All other amounts that have been estimated and cannot be readily identified to a GAAP number on the consolidated financial statements should have a comprehensive analysis of such estimate, including a sensitivity analysis.
   - Your revised disclosures do not appear to explain what the measure tells an investor about your operating performance or why such measure is meaningful to an investor.

Risk Factors, page 31

The historical and unaudited pro forma financial information . . ., page 34

15.   You continue to state in the third bullet point that the unaudited pro forma financial information does not include adjustments for certain transactions that occurred during 2005 that could have a material impact on future results. As previously requested, please

tell us the appropriateness of excluding each of these transactions. Please revise your disclosure to describe each of the material transactions that were entered into during 2005 but do not warrant a pro forma adjustment as the transactions are unrelated to your offering.

Our failure to deal appropriately with conflicts of interest . . ., page 37

16.   Please describe the conflicts of interest sections in your operating agreement.

Risks Related to Taxation, page 50

You may be subject to U.S. federal income tax . . ., page 50

17.   Please briefly describe the adjustments class A shareholders are obligated to make in order to maintain your status as a partnership.

Cash Dividend Policy, page 71

18.   We note your response to comment 68 in our letter dated December 8, 2006. Please clarify what the 75% annual distributable earnings rate is based on.

19.   We note your response to comment 70 in our letter dated December 8, 2006. Please describe in greater detail the restrictions and their potential impact on your ability to pay dividends at the rates identified. For example, define free cash flow and explain how you calculate unpaid taxes and amortization obligations required in the next 90 days.

20.   Please explain how the tax receivables agreement payments affect dividend distributions.

21.   We note your response to comment 73 in our letter dated December 8, 2006. Please further explain how the size of tax distributions will account for the disproportionate income allocation to the principals with respect to "built-in-gain" assets at the time of the offering.

Unaudited Pro Forma Financial Information, page 77

22.   We note that in the future you intend to deconsolidate all Fortress Funds, whether they were consolidated because you were a substantive, controlling general partner or managing member interest or because the Fund was a VIE for which you are the primary beneficiary. Please tell us why you are deconsolidating the funds that were consolidated under FIN 46R. Please tell us if any of the funds that were previously consolidated due to you being a substantive, controlling general partner meet the definition of a VIE and whether you are the primary beneficiary under FIN 46R.

23.   We note your responses to comments 123 and 124 in our letter dated December 8, 2006. For the acquisitions of RailAmerica, Champion Mortgage's loan origination platform, 299 of the North American senior living communities owned by Holiday Retirement Corp, and any other material investment by one of your funds that has occurred or is probable of occurring, please provide us with your analysis of the impact these portfolio investments will have on your pro forma financial statements. Please refer to Rule 11-01(a)(8) of Regulation S-X for guidance.

24.   We note your revised disclosure in note (a) in response to comment 78 in our letter dated December 8, 2006. Please clarify your statement that the remaining non-controlling interests relate to certain employees' interest in your fund advisor and general partner subsidiaries. In this regard, we note no discussion of these entities within note 1 of your combined financial statements. Please explain the relationship of the fund advisor and the general partner subsidiaries to the Fortress Operating Group.

25.   We note your response and revised disclosures in note (f) in response to comment 79 in our letter dated December 8, 2006. Please revise your disclosure to state that you have not included any pro forma adjustments to the historical financial statements for the new revolving loan facility versus the previous revolving loan facility and clarify why such an adjustment is not required.

26.   With regards to the new credit agreement, please confirm that the interest rate for the term loan is the same as the revolving loan facility. Your stated interest rate and the unused commitment fee for the new credit agreement disclosed on page 89 does not agree to the rate and fee disclosed in note 4 on page F-64. Please either revise your disclosure, or tell us why there is an apparent discrepancy.

27.   We note in note (f) you state "the three-month average LIBOR during the respective periods" were used in determining pro forma interest expense for the new term loan debt. Please address the appropriateness of using the three-month average LIBOR as it relates to each period presented.

28.   With regards to your previous credit agreement, please reconcile the interest rates disclosed on page 90 (e.g., the 6.31% interest rate for the year ended December 31, 2005) to the rates disclosed in your historical financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 99

Results of Operations on a Historical Basis, page 107

29.   Please disclose the reason for the $1.3 billion of growth in the average fee paying assets under management from your unconsolidated liquid hedge funds as of September 30, 2006.

30.   We note your disclosure that the increase in management fees for the nine-months ended September 30, 2006 relates to $17.5 million in management fees received in the form of options for raising capital for Eurocastle. Please tell us where you have disclosed this non-cash activity in your condensed consolidated financial statements for this period. Please also revise your disclosure to clarify that you did not earn management fees for raising capital for Eurocastle during fiscal year 2005. Otherwise, please revise your disclosure to clarify how the $17.5 million explains the increase in management fees for the nine-months ended September 30, 2006 compared to the previous period.

31.   Regarding your explanation for the increase in interest and dividend income relating to holdings of your consolidated investment companies for the nine-months ended September 30, 2006, please address the following:

- Quantify the impact of recognizing nine full months of interest income from the new investment fund in your liquidity hedge fund launched in February 2005 versus the amount recognized during the nine-months ended September 30, 2005.
- Quantify the impact the increase in your investment in a highly leveraged relative value strategy during the nine-months ended September 30, 2006 had on interest income versus the amount recognized during the nine-months ended September 30, 2005.
- Quantify the impact the increase in LIBOR had on the amount of interest income recognized by your CDO entities.
- Quantify the amount of dividend income received by the senior living facilities company, cell phone tower company and real-estate company in excess of dividend income received during the nine-months ended September 30, 2005 for Fund II.
- Quantify the amount of dividend income received by the aircraft leasing company and Eurocastle by Fund III.
- Quantify the amount of dividend income received by Fund I from the real estate and senior living facilities companies in excess of the amount received for the nine-months ended September 30, 2005, including an explanation for the increase.

Based on the above requested disclosures, please ensure that you are explaining the majority of the increases or decreases in each line item, as previously requested. Similarly, please also quantify each of the individual explanations for the increases in fiscal years 2005 and 2004 when compared to the prior period.

32.   Please revise your explanation for the increase in management fees for fiscal year 2005 as compared to fiscal year 2004 to better explain the changes that occurred. Please disclose the reason for the $0.9 billion of growth in the average fee paying assets under management from your unconsolidated liquid hedge funds. Also, explain why there was a decrease in capital raises net of redemptions in fiscal year 2005, including the fund category this decrease relates.

33.   Please revise your discussion and analysis for the significant increase in interest expense during the nine-months ended September 30, 2006. Specifically, please address the following:

   • Quantify each of the specific reasons for the increase in consolidated liquid hedge funds of $243.3 million, in Fund I of $22.5 million, and in Fund II of $8.2 million.
   • Order the specific reasons so that it is clear which explanation is applicable to consolidated liquid hedge funds, Fund I and Fund II.
   • As previously requested, ensure that you are explaining the majority of the increase.

34.   We note that compensation expense as a percentage of total revenue decreased from 32.7% for the nine-months ended September 30, 2005 to 20.5% for the nine-months ended September 30, 2006. Please provide an explanation as to why considering compensation expense appears to be based on fund performance. Similarly, please also revise your discussion and analysis for fiscal year 2005.

35.   As previously requested, please quantify the impact of each factor identified to explain the increase in gains from holdings within your consolidated investment company subsidiaries. Please provide an analysis as to why the value of securities within your consolidated hedge funds' investment portfolios grew for the nine-months ended September 30, 2006. Please also provide a more detailed explanation for the increase in the gain from holdings within your consolidated investment company subsidiaries for fiscal year 2004 in comparison to fiscal year 2003.

Historical Liquidity and Capital Resources, page 123

36.   We note your revised disclosure in response to comment 89 in our letter dated December 8, 2006. Specifically, we note that you present operating cash flows less deferred management and incentive fees and net investments of your consolidated funds, a non-

> GAAP measure. It appears that this measure does not comply with Item 10(e)(1)(ii)(A) of Regulation S-K. Please either remove this measure or tell us how you determined the presentation of this measure is in compliance with Item 10(e) of Regulation S-K. If you decide to remove this measure, please ensure that your remaining discussion and analysis of your operating cash flows provides a complete analysis. Refer to Sections 501.03 and 501.13 of the Financial Reporting Codification.

Application of Critical Accounting Policies, page 126

Revenue Recognition on Incentive Income, page 127

37.   We note your revised disclosure in response to comment 91 in our letter dated December 8, 2006. Please revise your disclosure to clarify, if true, that only incentive income related to the private equity funds contain contingencies, or clawback features. Otherwise, please revise your disclosure to comply with our previous comment for each of the other funds.

Valuation of Investments, page 128

38.   We note your revised disclosure in response to comment 93 in our letter dated December 8, 2006. As previously requested, please include the following:

- A detailed description of the models/techniques used by you and the independent valuation agents to estimate the fair value of the investments underlying the funds; and
- A sensitivity analysis of the material estimates and assumptions included in each of the models used to estimate the fair values of the investments underlying the funds.

39.   We note your response to comment 94 in our letter dated December 8, 2006. Please revise your disclosures to provide this supplemental information such that readers know the extent to which you revised the fair values obtained from external sources or models have been adjusted if a more accurate value has been obtained.

40.   We note your disclosure in the last paragraph on page 128 and on page 129. It appears that you believe that your consolidated financial statements subsequent to the deconsolidation of the funds will not be highly sensitive to any changes in the assumptions used in estimating the fair value of the underlying investments of the funds for which Fortress Operating Group has an ownership interest in and earns its revenues from managing. Please substantially revise your disclosure to provide a comprehensive explanation that supports your belief. In your revised disclosure, please address each of the following:

- Explain why the management fees for the funds other than the hedge funds are not directly affected by changes in the values of investments either currently or in future periods. Disclose how the management fees for the funds other than the hedge funds are indirectly affected by the changes.
- Provide a complete explanation as to how the incentive income subject to contingencies may or may not be impacted by changes in the values of investments. Currently, you solely focus on the fact that such incentive income is not recognized as revenue until the contingency has been met. Also include a discussion regarding deferred incentive income, your disclosure about incentive income in the interim financial statements, and incentive income included in distributable earnings, if you continue to present such a measure on a consolidated and/or segment basis.
- Explain how the changes in the values of investments do not impact the measure of operating results used to calculate incentive income for the Castles.
- Clarify how you are able to make the statement that a change in the value of investments is a relatively small impact on your net operating results. Depending on the amount of the change, we assume that at some point a significant change in the value of investments could materially impact your net operating results. As such, quantify your assessment.

Business, page 142

41.   Please disclose whether any of your segments are dependent on a single or a few clients or funds, the loss of which would have a material adverse effect on that segment. Also disclose whether your revenues from any one or a few funds' returns equal 10% or more of your total revenues.

42.   We note your response to comment 100 in our letter dated December 8, 2006. Please also disclose the hedge fund net annualized returns and other information you provided supplementally in your response in this section of the prospectus.

43.   We note your response to comments 102 and 103 in our letter dated December 8, 2006. Please provide your responses to those comments in this section of the prospectus.

Management, page 164

44.   Where you describe the board designation rights of the principals, also describe the board designation rights of Nomura.

Shares Eligible for Future Sale, page 200

45.   Please describe and quantify the class A shares subject to Nomura's demand registration rights.

Financial Statements

Fortress Operating Group (Limited Liability Companies) for the Fiscal Year Ended December 31, 2005

2. Summary of Significant Accounting Policies, page F-8

Security Transactions, Interest and Dividend Income and Other Income, page F-11

46.   We note your revised disclosure in response to comment 135 in our letter dated December 8, 2006. Please revise your policy for recognizing "day one" gains for all financial instruments and not just your derivative contracts.

Profit Sharing Arrangements, page F-15

47.   We note your revised disclosure and response to comment 136 in our letter dated December 8, 2006. From your response, it appears that you are recognizing compensation expense for incentive income based on the cumulative earnings of funds upon receipt of interim cash distributions from the funds with the remaining compensation expense recognized upon resolution of all contingencies. Please clarify why you do not recognize the compensation over the period in which it is earned based on the quarterly results of the corresponding funds given the significant unrealized appreciation within most of the funds to date. Please advise. By analogy, please also tell us what consideration you gave to Issue 6 of EITF 01-9.

48.   Notwithstanding the above comment, please revise your accounting policy to state when you recognize compensation expense as discussed in the penultimate paragraph of your response to comment 136.

10. Segment Reporting, page F-45

49.   Based on our review of the CODM reports you provided per comment 140 in our letter dated December 8, 2006, we note that the CODM reviews two profit measures: pre-tax distributable earnings and operating income. Paragraph 30 of SFAS 131 states that if more than one profit measure is used then the profit measure reported should be the profit measure with measurement principles most consistent with those used in measuring the corresponding amounts in the consolidated financial statements. Please tell us how you determined that pre-tax distributable earnings is more consistent with your consolidated financial statements than operating income.

Alan Chesick, Esq.
Fortress Investment Group LLC
January 12, 2007
Page 12

Fortress Operating Group (Limited Liability Companies) for the Fiscal Quarter Ended September 30, 2006, page F-54

9. Subsequent Events, page F-71

50.   Please revise to include disclosure for the funds' acquisitions of RailAmerica, Champion Mortgage's loan origination platform, 299 of the North American senior living communities owned by Holiday Retirement Corp, and any other material investment by one of your funds that has occurred or is probable of occurring.

     As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     You may contact Tracey Houser at (202) 551-3736 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

     Sincerely,

     Jennifer Hardy
     Branch Chief

cc: Joseph A. Coco, Esq.
     Skadden, Arps, Slate, Meagher & Flom LLP
     Four Times Square
     New York, NY 10036-6522